SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2006

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm (beginning on page 1), Financial Statements for the years ended December 31, 2006 and 2005, Supplemental Schedule for the year ended December 31, 2006, Consent of Independent Registered Public Accounting Firm are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm (following financial statements on page 36).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator

Paula S. Roe
Executive Vice President
and Manager, Compensation and Benefits
Wells Fargo & Company

Date: June 28, 2007

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 27, 2007

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments at fair value (notes 3, 4, and 5):		
ESOP:		
Company common stock	$ 2,531,454,454	2,219,264,484
Company convertible preferred stock	523,195,290	427,911,838
Short-term investments	2,728,709	766,910
Cash	33,063	—
	3,057,411,516	2,647,943,232
Wells Fargo Share Award Account:		
Company common stock	49,672,057	46,852,080
Short-term investments	100,549	44,278
	49,772,606	46,896,358
	3,107,184,122	2,694,839,590
Separately managed portfolio:		
Wells Fargo Stock Fund	2,141,461,521	1,850,444,931
Stable Value Fund	1,277,952,611	1,248,852,120
	3,419,414,132	3,099,297,051
Collective Investment Fund	1,891,105,507	1,534,494,862
Mutual funds	3,423,149,207	2,453,438,628
Short-term investments	—	1,338
Participant loans	239,288,491	212,616,771
Total investments at fair value	12,080,141,459	9,994,688,240
Pending trades due from broker	3,238,289	3,794,910
Accrued income	66,488	10,469,678
Total assets	12,083,446,236	10,008,952,828
Liabilities:		
Notes payable – Wells Fargo & Company (notes 4 and 12)	(410,791,884)	(348,325,259)
Excess contributions payable	(11,859,529)	(7,373,377)
Pending trades due to broker	(3,086,016)	(3,540,739)
Total liabilities	(425,737,429)	(359,239,375)
Net assets available for benefits, at fair value	11,657,708,807	9,649,713,453
Adjustment from fair value to contract value for fully benefit responsive investment contracts	15,873,154	13,686,950
Net assets available for benefits	$ 11,673,581,961	9,663,400,403

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:		
Investment income:		
Net appreciation in fair value of investments (note 5)	$ 925,549,046	151,499,005
Dividends, net of pass-through dividends of $72,876,157 and $73,980,875, respectively	345,589,986	244,373,008
Interest	78,114,077	69,965,948
Total investment income	1,349,253,109	465,837,961
Contributions:		
Employer	318,988,535	276,457,635
Participants, net of excess contributions of $10,428,790 and $6,817,160, respectively	568,401,254	499,528,700
Total contributions	887,389,789	775,986,335
Total additions	2,236,642,898	1,241,824,296
Deductions:		
Benefits paid to participants	(794,141,638)	(617,051,715)
ESOP interest expense	(26,889,450)	(21,070,759)
Administrative expenses	(3,835,321)	(3,318,415)
Total deductions	(824,866,409)	(641,440,889)
Net increase before transfers from other plans	1,411,776,489	600,383,407
Transfers from other plans (note 11)	598,405,069	11,056,965
Net increase	2,010,181,558	611,440,372
Net assets available for benefits:		
Beginning of year	9,663,400,403	9,051,960,031
End of year	$ 11,673,581,961	9,663,400,403

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code, as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer-matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company, and the investment funds offered under the Plan are selected by a committee whose members are appointed by the Board of Directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b) Wells Fargo Stock Split

On June 27, 2006, the Company announced a two-for-one stock split in the form of a 100% stock dividend to shareholders of record at the close of business on August 4, 2006. The shares were distributed on August 11, 2006. Share information in the financial statements and related footnotes has been adjusted to give retroactive effect to this stock split.

(c) Contributions and Vesting

Each year, eligible participants may make pre-tax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Effective January 1, 2002, participants over age 50 can make a special catch-up elective pre-tax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

Employer matching contributions are automatically invested in Company common stock (the ESOP Fund). Effective January 1, 2006, participants have the ability to divest out of the ESOP Fund at anytime (note 3). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

The Plan allows for discretionary employer contributions to be allocated to the Wells Fargo Share Award Account. If a contribution is made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The Share Award Account is automatically invested in Wells Fargo & Company common stock and becomes 100% vested after five years of service. Effective January 1, 2007, participants have the ability to divest their Share Award Account at anytime (note 3). For the years ended December 31, 2006 and 2005, there was no discretionary contribution to this account.

Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

(d) ***Participant Accounts***

Each participant's account is credited with the participant's contribution, allocations of the Company contribution, and Plan earnings (net of administrative expenses paid by the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***ESOP Plan Notes***

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2006 and 2005, the Plan borrowed money from the Company to buy preferred stock from the Company (note 12).

(f) ***Payment of Benefits and Forfeitures***

On termination of employment, a participant may elect to receive his or her vested account balance in a lump sum, a partial lump sum, or as installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund, the Wells Fargo Stock Fund (the Stock Fund), and/or the Wells Fargo Share Award Account (the Share Award Account) may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash. Effective March 28, 2005, the Plan was amended whereby if the participant's balance is less than $1,000, a distribution is made as a lump sum upon termination. Prior to that date, balances less than $5,000 are distributed as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund, Stock Fund, or Share Award Account may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $ 8,119,535 and $7,158,123 for the years ended December 31, 2006 and 2005, respectively.

(Continued)

(g) Participant Loans

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(h) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP account (note 3).

Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account be either reinvested in the Plan or issued from the Plan to them as cash payments. Dividends that are reinvested in the participants ESOP account and Share Award account are used to make payment on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends that are reinvested in the ESOP account and the Share Award account is allocated to the participant's ESOP account and Share Award account.

(i) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 17 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Moderate Balanced Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format, which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2006, the Trust is composed of the following 17 investment funds: Stable Value Fund, Bond Index Fund, Conservative Allocation Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Capital Growth Fund, Large Company Growth Fund, S&P MidCap Index Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 17 funds on behalf of the Plan as well as the ESOP Fund and Share Award Account.

Effective March 1, 2006, the Capital Growth Fund and the S&P MidCap Index Fund were added to the Plan.

(c) Administrative Expenses

A portion of the recordkeeping fees and certain other administrative expenses related to third party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.

(d) New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), requiring investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006 and was applied retrospectively at December 31, 2005. The statements of changes in net assets available for benefits is prepared on a contract value basis and was not affected by the FSP. Additionally, the adoption of the FSP did not impact the total amount of net assets available for benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair

(Continued)

value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 157 for the Plan.

(e) Investments Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in mutual funds are valued at fair value based upon quoted market prices. Investments in the five collective investment funds are valued at fair value based upon the quoted market values of the underlying net assets. Four of the collective investment funds held by the Plan are unitized accounts that hold the corresponding "G" version of the Wells Fargo Collective Investment Funds of the same name. Wells Fargo created the unitized accounts for these four collective investment funds to accrue external expenses into the value of the funds. External expenses, such as the investment sub-advisor cost and NAV calculation cost are passed through to the Funds. Wells Fargo is the investment manager for one of the collective investment funds held by the Plan, and the costs for this fund are paid by Wells Fargo and not passed through the Plan. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. The Wells Fargo Stock Fund and the Wells Fargo ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are money market funds, which are valued at cost which approximates fair value. Participant loans are valued at cost.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to the principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive (note 2(f)).

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2006 and 2005, the Plan owns approximately 3.93% and 3.90%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 453,179 shares and 378,831 shares of convertible preferred stock of the Company with a fair value of $523 million and $428 million as of December 31, 2006 and 2005, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 22, 2006, the ESOP purchased 414,000 shares of 2006 ESOP cumulative convertible preferred stock from the Company for $443 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,070.40 per share as of

December 31, 2006, with cumulative dividends payable quarterly at an initial annual rate of 10.75%. The note bears interest at 5.75% and is due in 2016.

On March 18, 2005, the ESOP purchased 363,000 shares of 2005 ESOP cumulative convertible preferred stock from the Company for $387.4 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,165 per share as of December 31, 2005, with cumulative dividends payable quarterly at an initial annual rate of 9.75%. The note bears interest at 4.75% and is due in 2015.

(f) Investment Contracts and Security-Backed Contracts

(i) Description

The Stable Value Fund (the Fund) primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Fund. Security-backed contracts are considered either "targeted benchmark" (underlying investments are managed to a specific benchmark) or "targeted duration" (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer's general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

The Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. Therefore, these risks transfer from the contract issuer to the Fund. However, in the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. A hybrid contract is a combination of participating and nonparticipating contracts. In a nonparticipating contract, the contract holder does not participate in asset and liability risks. Typically, hybrid contracts are 20% participating and 80% nonparticipating, and each component is reset over a 12-month cycle. Hybrid contracts generally have a higher contract fee compared to participating contracts. No payments related to participating or hybrid contracts were made during the year ended December 31, 2006 or 2005.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have at least an "A" rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii) ***Variables that impact future crediting rates***

The primary variables impacting the future crediting rates of security-backed contracts include:

- the current yield of the assets underlying the contract
- the duration of the assets underlying the contract
- the existing difference between the fair value and contract value of the assets within the contract.

(iii) ***Crediting rate calculation methodology***

GICs provide a fixed-rate of interest over the term to maturity of the contract, and therefore do not experience fluctuating crediting rates.

The Fund uses the following compound crediting rate formula for security-backed contracts:

$CR = [(FV/CV)^{(1/D)}*(1+Y)]-1$, where:

CR = crediting rate
FV = fair value of underlying portfolio
CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

(iv) ***Basis and frequency of determining contract crediting rates***

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v) ***Minimum crediting rates***

Security-backed contracts cannot credit an interest rate that is less than zero percent.

(Continued)

(vi) Relationship between future crediting rates and adjustment between fair value and contract value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii) Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed and variable rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the wrapper, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the wrapper, fair value of the underlying portfolio, and accrued interest. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. Interest rates represent the rate in effect on December 31, 2006. The fair value of a GIC is based on the present value of the future cash flows using the current discount rate. The fair value of a security-backed contract equals the total of the fair value of the underlying assets plus the total wrap value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is zero at December 31, 2006 and 2005.

(viii) Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

(Continued)

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the plan's structure or administration;
- complete or partial termination of the plan, including a merger with another Plan;
- the failure of the plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
- the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan;
- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the plan or participating plans;
- the delivery of any communication to plan participants designed to influence a participant not to invest in the plan.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the plan's ability to transact at contract value with participants, is probable.

(ix) ***Average Yields***

The average yield for the investment contracts based on actual earnings at December 31, 2006 and 2005 was 5.13% and 5.24% respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2006 and December 31, 2005 respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2006 and 2005 was 5.05% and 4.74% respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2006.

(g) Securities Purchased on a Forward-Commitment Basis

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested. As of December 31, 2006 and 2005, the Plan entered into outstanding when-issued or other forward commitments of $9,555,570 and $6,196,155, respectively.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(h) Options Transactions

The Plan may write covered call options in order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investments. In writing an option, the plan bears the market risk of an unfavorable change in the price of the security underlying the written option. Exercise of an option written could result in the Plan purchasing or selling a security at an unfavorable price relative to its current market value. The Plan also has the additional risk of being unable to enter into a closing transaction if a liquid secondary market does not exist.

Option contracts are valued at fair market value and realized and unrealized gains or losses are recorded in net appreciation or depreciation. Realized gains or losses are recorded when option transactions expire or close. When an option is exercised, the proceeds on sales for a written call option are adjusted by the amount of premium received or paid.

(i) Futures Transactions

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial merging) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(j) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(k) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(l) ***Payment of Benefits***

Benefits are recorded when paid.

(m) ***Excess Contributions Payable***

Excess contributions payable represent amounts withheld from participants in excess of Internal Revenue Code (IRC) limitations that are to be refunded at year-end. As of December 31, 2006 and 2005, $11,859,529 and $7,373,377 respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March in the succeeding year. Excess contributions and earrings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(n) ***Reclassifications***

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

(3) ESOP Fund and Share Award Account

The ESOP Fund consists of Company common and preferred stock while the Share Award Account consists of Company common stock and were not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. The Plan was amended effective January 1, 2006, to allow diversification out of Company common stock held in the Wells Fargo ESOP Fund and effective January 1, 2007, to allow diversification of Company common stock out of the Share Award Account without any age or service requirement. Future quarterly matching contributions and discretionary contributions, if any, will continue to be credited to the ESOP Fund and Share Award Account accordingly, and participants can elect to diversify to the other Plan investment funds.

The Company's common and preferred shares in the ESOP fund were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(h)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock. If a participant makes no election or if the total vested dividend for a participant is less than $5.00 or if the participant is deceased the dividend will be automatically reinvested in the Plan.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve, the portion of the ESOP Fund and the Share Award Account that are reinvested and that are attributable to the participants' nonvested accounts will be applied to make any required loan payments. Shares of the Company's common stock that are released due to such payments will be transferred to the ESOP Fund and the Share Award Account as reinvested dividends. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company's common stock held in the ESOP Fund and Share Award Account that are to be reinvested in participant accounts exceed the amount that can be paid as allowable loan payments, the Plan will reclassify the dividend cash received that was not used as loan payments as an employer contribution. The Plan sponsor will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Employer Matching contribution. Such reclassification amounted to $3.3 million and $3.2 million in 2006 and 2005 respectively.

(4) Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2006 and 2005 is presented in the following tables. As of January 1, 2006, all investments included in the allocated column are now participant directed (note 3).

	2006			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,531,453,601	853	2,531,454,454	49,672,057
Investment in convertible preferred stock at appraised fair value	—	523,195,290	523,195,290	—
Noninterest-bearing cash	33,063	—	33,063	—
Short-term investments	2,728,709	—	2,728,709	100,549
Total investments	2,534,215,373	523,196,143	3,057,411,516	49,772,606
Accrued interest income	9,525	38,977	48,502	514
Total assets	2,534,224,898	523,235,120	3,057,460,018	49,773,120
Liabilities:				
Notes payable	—	(410,791,884)	(410,791,884)	—
Total liabilities	—	(410,791,884)	(410,791,884)	—
Net assets available for benefits	$ 2,534,224,898	112,443,236	2,646,668,134	49,773,120
Wells Fargo & Company common shares:				
Number of shares	71,188,234	24	71,188,258	1,396,852
Cost	$ 1,762,367,651	842	1,762,368,493	30,088,373
Fair value	2,531,453,601	853	2,531,454,454	49,672,057
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	453,179	453,179	—
Cost	$ —	485,058,042	485,058,042	—
Estimated fair value	—	523,195,290	523,195,290	—

(Continued)

	2005			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,219,263,856	628	2,219,264,484	46,852,080
Investment in convertible preferred stock at appraised fair value	—	427,911,838	427,911,838	—
Short-term investments	766,910	—	766,910	44,278
Total investments	2,220,030,766	427,912,466	2,647,943,232	46,896,358
Accrued interest income	2,539	25,889	28,428	359
Pending trades	—	—	—	42,174
Total assets	2,220,033,305	427,938,355	2,647,971,660	46,938,891
Liabilities:				
Notes payable	—	(348,325,259)	(348,325,259)	—
Total liabilities	—	(348,325,259)	(348,325,259)	—
Net assets available for benefits	$ 2,220,033,305	79,613,096	2,299,646,401	46,938,891
Wells Fargo & Company common shares:				
Number of shares	70,643,446	20	70,643,466	1,491,392
Cost	$ 1,510,114,211	629	1,510,114,840	40,416,365
Fair value	2,219,263,856	628	2,219,264,484	46,852,080
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	378,831	378,831	—
Cost	$ —	405,320,068	405,320,068	—
Estimated fair value	—	427,911,838	427,911,838	—

	2006			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 3,296,652	315,691,883	318,988,535	—
Withdrawals	(187,903,848)	—	(187,903,848)	(2,868,886)
Net appreciation (depreciation)	294,796,762	(4,253,385)	290,543,377	5,919,206
Dividend income	43,036,083	47,473,449	90,509,532	1,173,851
Interest income	99,078	193,208	292,286	5,454
Administrative expenses	(696,773)	—	(696,773)	—
Notes payable interest expense	—	(26,889,450)	(26,889,450)	—
Release of common stock, 10,201,721 shares	343,735,372	(343,595,450)	139,922	(139,922)
Transfer from (to) other funds	(182,171,734)	44,209,885	(137,961,849)	(1,255,475)
Increase in net assets	314,191,592	32,830,140	347,021,732	2,834,228
Net assets:				
Beginning of year	2,220,033,305	79,613,096	2,299,646,401	46,938,891
End of year	$ 2,534,224,897	112,443,236	2,646,668,133	49,773,119

(Continued)

	2005			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 2,948,952	273,229,543	276,178,495	279,140
Withdrawals	(149,593,130)	—	(149,593,130)	(2,884,677)
Net appreciation (depreciation)	29,174,788	(20,042,514)	9,132,274	1,714,641
Dividend income	35,407,105	39,011,498	74,418,603	1,153,260
Interest income	20,766	101,164	121,930	3,155
Administrative expenses	(699,975)	—	(699,975)	—
Notes payable interest expense	—	(21,070,759)	(21,070,759)	—
Release of common stock, 9,994,778 shares	300,871,983	(301,744,636)	(872,653)	872,653
Transfer from (to) other funds	(59,083,130)	36,560,365	(22,522,765)	(1,233,941)
Increase (decrease) in net assets	159,047,359	6,044,661	165,092,020	(95,769)
Net assets:				
Beginning of year	2,060,985,946	73,568,435	2,134,554,381	47,034,660
End of year	$ 2,220,033,305	79,613,096	2,299,646,401	46,938,891

(5) Investments

The following represents the Plan's investments as of December 31, 2006 and 2005. Individual investments which represent 5% of net assets are separately identified (†):

	2006	2005
Assets:		
ESOP:		
Company common stock†*	$ 2,531,454,454	2,219,264,484
Company convertible preferred stock*	523,195,290	427,911,838
Short-term investments and noninterest-bearing cash*	2,761,772	766,910
Total ESOP	3,057,411,516	2,647,943,232
Wells Fargo Share Award Account:		
Wells Fargo & Co. common stock*	49,672,057	46,852,080
Short-term investment fund*	100,549	44,278
	49,772,606	46,896,358
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Wells Fargo & Co. common stock*	2,137,432,870	1,846,444,960
Short-term investment fund*	3,999,977	3,999,971
Noninterest-bearing cash	28,674	—
	2,141,461,521	1,850,444,931

		2006	2005
Separately managed portfolio (continued)			
Stable Value Fund*†:			
Investment contracts		119,055,672	104,635,902
Security-backed contracts:			
Underlying securities of security-backed contracts		1,046,348,157	991,134,377
Cash		5,859	(231,053)
Pending trades		(2,325,120)	(3,013,401)
Payable for investment securities purchased		(9,555,570)	(6,196,155)
Wrapper contract fee payable		(226,850)	(230,036)
Variation margin payable		971,975	(56,512)
Accrued interest receivable		6,974,241	6,328,629
Deposit with brokers for future transactions		835,300	594,700
Payable for investment securities sold		6,872,471	—
Corporate bonds – under securities lending		—	12,923,624
Cash equivalents – under securities lending agreement		202,220,743	379,149,620
Repurchase agreements – under securities lending agreement		—	1,045,244
Liabilities under securities lending		(202,220,743)	(393,118,488)
Total security-backed contracts		1,049,900,463	988,330,549
Collective Trust Fund:			
Wells Fargo Stable Return Fund G		108,996,476	155,885,669
Total Stable Value Fund		1,277,952,611	1,248,852,120
Total separately managed portfolio		3,419,414,132	3,009,297,051
Collective investment funds:			
S&P 500 Index Fund*†	$	933,283,180	806,131,616
S&P Mid Cap Index Fund*		138,871,185	—
Asset Allocation Fund*		396,017,412	381,274,589
Bond Index Fund*		286,841,800	218,972,047
NASDAQ 100-Index Fund*		136,091,930	128,116,610
Total collective investment funds		1,891,105,507	1,534,494,862

	2006	2005
Mutual funds:		
Diversified Equity Fund*	392,206,646	357,751,318
Large Company Growth Fund*	364,539,817	291,492,346
EuroPacific Growth Fund†	728,281,317	445,660,313
Conservative Allocation Fund*	118,484,228	112,471,229
Moderate Balanced Fund*	131,345,140	109,228,042
Growth Balanced Fund*	257,864,496	190,674,764
Aggressive Allocation Fund*	120,540,741	98,665,759
Capital Growth Fund*	29,968,929	—
Diversified Small Cap Fund*	481,395,692	366,586,944
Dodge & Cox Stock Fund†	798,522,201	480,907,913
Total mutual funds	3,423,149,207	2,453,438,628
Short-term investments	—	1,338
Participant loans*	239,288,491	212,616,771
Total investments of fair value	12,080,141,459	9,994,688,240
Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:		
Investment contracts	1,434,445	1,136,589
Security-backed contracts	12,891,092	10,336,974
Collective trust fund	1,547,617	2,213,387
Total adjustment from fair value to contract value	15,873,154	13,686,950
Total investments as adjusted	$ 12,096,014,613	10,008,375,190

* Represents related-party and party-in-interest (note 9)

(Continued)

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value by $925,549,046 and $151,499,005, respectively, as summarized below:

		2006	2005
Net appreciation (depreciation) in fair value of investments:			
ESOP:			
Company common stock	$	294,796,874	29,174,287
Company convertible preferred stock		(4,253,498)	(20,042,013)
Wells Fargo Stock Fund		245,242,590	21,933,741
Wells Fargo Share Award Account		5,919,206	1,714,641
Collective investment funds		203,505,947	66,224,284
Mutual funds		180,337,927	52,494,065
	$	925,549,046	151,499,005

(6) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock aggregate 43.33% and 45.37% of total investments as of December 31, 2006 and 2005, respectively. Wells Fargo & Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Options give the holder the right, but not the obligation, to purchase or sell at a future date and at a specified price. Both credit and market risk exist with respect to forward contracts. Market risk exists with respect to futures, short sells, and options. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan's derivative financial instruments as of December 31, 2006 and 2005:

	2006		2005	
	Notional amount	Unrealized gain (loss)	Notional amount	Unrealized gain (loss)
Future contracts	$ 258,160,756	(1,070,467)	107,858,508	56,516

Net realized loss on futures for the year ended December 31, 2006 and 2005 were $543,175 and $1,351,646, respectively. Net realized gain on options for the years ended December 31, 2006 and 2005 was $0 and $281,250, respectively.

(8) Securities Lending

The Plan enters into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash equivalents, bonds and notes, or repurchase agreements. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are presented in note 5.

Fair value of securities loaned and corresponding collateral at December 31, 2006 and 2005 were as follows:

	2006	2005
Securities under lending agreement	$ 196,944,143	383,746,200
Collateralized by:		
Cash equivalents	$ 202,220,743	379,149,620
Corporate bonds	—	12,923,624
Repurchase agreements	—	1,045,244
Total collateral	$ 202,220,743	393,118,488

(9) Related Party Transactions

Substantially all the Plan's investment funds are managed by Wells Fargo Bank, N.A., the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2006 and 2005, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in the Stock Fund, which holds Company stock.

(10) Federal Income Taxes

On June 21, 2006, the IRS issued a determination letter stating that the Plan qualified under Section 401(a) of the IRC and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(11) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2006 and 2005:

Effective date	Plan name	Amount
	2006	
May 1, 2006	State Bank of Rogers 401(k) Plan	$ 1,191,079
May 1, 2006	Commerce Funding Corporation 401(k) Plan	9,896,963
July 1, 2006	Wells Fargo Financial TAPS	586,077,353
December 1, 2006	Barrington Associates 401(k) Plan	1,239,674
		$ 598,405,069
	2005	
September 1, 2005	First Community Bank 401(k) Plan	$ 1,233,214
September 1, 2005	Pacific Northwest Bancorp ESOP	392;083
October 1, 2005	Van Kasper & Co. Profit Sharing and Salary Deferral Plan	115,025
November 1, 2005	Regulus 401(k) Plan	9,316,643
		$ 11,056,965

(12) Notes Payable

Notes payable as of December 31 were:

		2006	2005
6.50% 1997 ESOP Convertible Preferred Stock Note, due February 2007	$	—	141,440
5.97% 1998 ESOP Convertible Preferred Stock Note, due February 2008		606,633	2,104,358
5.68% 1999 ESOP Convertible Preferred Stock Note, due March 2009		4,360,110	6,781,920
7.24% 2000 ESOP Convertible Preferred Stock Note, due March 2010		15,061,230	20,535,330
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011		24,031,483	30,453,383
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012		35,260,652	42,640,140
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013		48,044,790	56,401,710
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014		69,833,852	80,226,432
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015		89,939,456	109,040,546
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016		123,653,678	—
	$	410,791,884	348,325,259

Maturities of notes payable are as follows:

Year ending December 31:		
2007	$	9,570,602
2008		67,966,524
2009		66,771,518
2010		62,302,525
2011		54,828,276
Thereafter		149,352,439
	$	410,791,884

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2016. The estimated fair market value of the notes as of December 31, 2006 and 2005 was approximately $412 million and $343 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(13) Plan Termination

The Company reserves the right to terminate the Plan. In the event of Plan termination, participants shall become 100% vested in their accounts.

(14) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

		2006
Participant contributions per the financial statements	$	568,401,254
Excess contributions to be refunded		10,428,790
Participant contributions per the Form 5500	$	578,830,044
Interest income per the financial statements	$	78,114,077
Income on excess contributions to be refunded		1,430,739
Interest income per the Form 5500	$	79,544,816

(15) Subsequent Events

(a) Plan Merger

The following plan will be merged into the Plan subsequent to year-end:

Effective date	Plan name		Amount
July 1, 2007	Placer Sierra Bancshares 401(k) Plan	$	11,300,000
		$	11,300,000

(b) Purchase of Company Stock

Subsequent to year-end, the Plan purchased 484,000 shares of Company preferred stock from the Company for $517.8 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 5.75% and is due in 2017.

(c) Plan Amendment

Effective January 1, 2007, the Plan was amended to allow diversification out of Wells Fargo Stock held in the Wells Fargo Share Award Account without any age or service requirement. While participants will have the right to diversify their existing holdings, any future Share Award contribution will continue to be deposited to the Wells Fargo Share Award Account.

Effective January 1, 2007, the Plan was amended to change the vesting schedule for the Share Award Account from a 5-year cliff schedule to the current 4-year graded schedule for participants who terminate on or after January 1, 2007. Participants who terminated prior to January 1, 2007 continued to use the original 5-year cliff schedule.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
* Participant loans	41,691 Participant loans, interest rates ranging from 4.00% to 16%, maturing at various dates through January 1, 2027	N/A	N/A	239,288,491
* Wells Fargo Asset Allocation Fund	Collective Investment Fund	9,154,355	(1)	396,017,412
* Wells Fargo Bond Index Fund	Collective Investment Fund	11,203,620	(1)	286,841,800
* Wells Fargo S&P 500 Index Fund	Collective Investment Fund	20,594,549	(1)	933,283,180
* Wells Fargo NASDAQ 100-Index Fund	Collective Investment Fund	14,179,197	(1)	136,091,930
* WF S&P 400 Mid-Cap Fund	Collective Investment Fund	8,442,890	(1)	138,871,185
* Wells Fargo Large Company Growth Fund	Mutual Fund	7,241,554	(1)	364,539,817
* Wells Fargo Conservative Allocation Fund	Mutual Fund	6,142,262	(1)	118,484,228
* Wells Fargo Diversified Equity Fund	Mutual Fund	10,002,720	(1)	392,206,646
* Wells Fargo Moderate Balanced Fund	Mutual Fund	6,157,766	(1)	131,345,140
* Wells Fargo Growth Balanced Fund	Mutual Fund	8,487,969	(1)	257,864,496
* Wells Fargo Aggressive Allocation Fund	Mutual Fund	7,868,195	(1)	120,540,741
* Wells Fargo Diversified Small Cap Fund	Mutual Fund	34,190,035	(1)	481,395,692
The America Funds Group EuroPacific Growth Fund	Mutual Fund	15,641,781	(1)	728,281,317
* WF Adv Capital Growth Fund	Mutual Fund	1,697,956	(1)	29,968,929
Dodge & Cox Stock Fund	Mutual Fund	5,203,455	(1)	798,522,201
* Wells Fargo Stable Value Fund:				
Insurance contracts:				
Security Life of Denver Ins. Co.	4.68%, due 6/10/2009	10,000,000	(1)	11,117,259
ING Life Ins. and Annuity Co,	5.48%, due 10/22/2009	10,000,000	(1)	10,422,725
ING Life Ins. and Annuity Co.	4.42%, due 3/10/2009	10,000,000	(1)	10,648,444
Hartford Life:	3.95%, due 7/23/2008	10,000,000	(1)	11,221,890
Mass Mutual Life:	4.30%, due 3/18/2008	10,000,000	(1)	10,608,348
Metropolitan Life Insurance:	3.87%, due 7/27/2008	10,000,000	(1)	11,177,216
Metropolitan Life Insurance:	4.45%, due 3/15/2009	10,000,000	(1)	10,659,912
Pacific Life Insurance:	4.62%, due 6/30/2009	10,000,000	(1)	11,082,283
Principal Life:	4.75%, due 6/15/2009	10,000,000	(1)	11,153,912
Prudential Life:	4.27%, due 2/1/2010	10,000,000	(1)	10,551,099
Prudential Life:	5.45%, due 10/22/2009	10,000,000	(1)	10,412,584
Total insurance contracts at fair value				119,055,672
Adjustment from fair value to contract value for fully benefit investment contract				1,434,445
Total insurance contract at contract value				120,490,117
Security-backed contracts:				
AIG Financial Products Crop.	4.79% due 3/24/2010	101,346,223	(1)	106,975,590
Bank of America, N.A.	4.79% due 3/24/2010	118,296,040	(1)	126,157,807
Rabobank Nederland.	4.79% due 3/24/2010	44,937,158	(1)	53,376,668
IXIS Financial Products	4.79% due 3/24/2010	94,971,660	(1)	101,283,326
Union Bank of Switzerland AG.	4.79% due 3/24/2010	120,278,211	(1)	128,229,052
US 5yr Note CBT	$220 par, March 2007		(1)	(168,438)
US 10yr Note CBT	$130 par, March 2007		(1)	(159,447)
Aesop Funding II LLC	3.61%, $4,000,000 par, due 06/20/2009		(1)	3,918,280
Bank of America Corporation	5.42%, $2,000,000 par, due 03/15/2017		(1)	1,986,220
Brazos, TX Higer Education	5.03%, $4,100,000 par, due 03/25/2010		(1)	4,063,707
College Loan Corp Trust	5.344%, $8,720,000 par, due 04/25/2046		(1)	8,774,064
Countrywide Home Eq Loan Trust	5.59%, $808,998 par, due 12/15/2030		(1)	809,144
CS First Boston Mtg Sec Corp	5.1%, $2,000,000 par, due 12/15/2014		(1)	1,977,420
CW Captal Cobalt	5.223%, $3,500,000 par, due 08/15/2048		(1)	3,464,825
Ensco Offshore Incorporated	6.36%, $1,800,064 par, due 12/01/2015		(1)	1,874,100
Equifirst Mortgage Loan Trust	6.1%, $200,756 par, due 05/25/2018		(1)	201,431
Federal Express	7.52%, $1,621,270 par, due 01/15/2018		(1)	1,697,584
FHLMC	4.5%, $7,275,000 par, due 02/15/2008		(1)	7,192,793
FHLMC	4.611%, $14,051,33 1 par, due 08/01/2035		(1)	13,750,548
FHLMC	5%, $1,953,235 par, due 08/01/2018		(1)	1,923,292
§ FHLMC	5%, $3,115,301 par, due 09/01/2015		(1)	3,077,637
FHLMC	5%, $9,066,120 par, due 05/01/2020		(1)	8,907,644
FHLMC	5.231%, $10,000,00 0 par, due 07/25/2033		(1)	9,845,000
FHLMC	5.5%, $1,439,591 par, due 12/01/2033		(1)	1,425,829
FHLMC	5.5%, $1,988,518 par, due 11/01/2021		(1)	1,988,518
FHLMC	5.5%, $10,367,34 8 par, due 05/01/2015		(1)	10,421,155
FHLMC	5.5%, $6,055,845 par, due 11/01/2021		(1)	6,055,845
§ FHLMC	6.21%, $9,685,829 par, due 06/01/2036		(1)	9,819,881
FHLMC	7.417%, $123,366 par, due 12/01/2029		(1)	125,572
Fifth Third Home Eq Loan Trust	5.6%, $1,259,259 par, due 08/22/2011		(1)	1,262,332
FNMA	3.857%, $8,237,897 par, due 07/01/2033		(1)	8,184,186
FNMA	3.935%, $5,530,056 par, due 10/01/2033		(1)	5,440,060
FNMA	4.02%, $3,896,262 par, due 08/01/2033		(1)	3,862,715
FNMA	4.073%, $2,522,655 par, due 08/01/2033		(1)	2,503,054
FNMA	4.116%, $896,403 par, due 05/01/2034		(1)	885,673
FNMA	4.221%, $2,203,059 par, due 06/01/2033		(1)	2,182,769
FNMA	4.221%, $3,084,283 par, due 06/01/2033		(1)	3,055,877
FNMA	4.235%, $2,284,160 par, due 03/01/2034		(1)	2,255,699
FNMA	4.235%, $685,248 par, due 03/01/2034		(1)	676,710
FNMA	4.31%, $11,559,69 2 par, due 06/01/2011		(1)	11,202,070

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	FNMA	4.376% , $3,047,116 par , due 06/01/2034		(1)	$ 2,980,750
	FNMA	4.376% , $4,875,386 par , due 06/01/2034		(1)	4,769,200
	FNMA	4.376% , $7,703,613 par , due 06/01/2034		(1)	7,535,828
	FNMA	4.5% , $10,792,45 7 par , due 07/25/2018		(1)	10,514,227
	FNMA	4.5% , $2,810,493 par , due 07/01/2018		(1)	2,717,887
	FNMA	4.5% , $3,099,905 par , due 07/01/2018		(1)	2,997,763
	FNMA	4.5% , $9,651,753 par , due 05/01/2014		(1)	9,448,969
	FNMA	4.566% , $8,381,639 par , due 12/25/2032		(1)	8,245,437
	FNMA	4.61% , $6,135,000 par , due 06/01/2012		(1)	5,954,784
§	FNMA	4.66% , $11,673,196 par , due 07/01/2010		(1)	11,474,390
	FNMA	4.679% , $1,674,173 par , due 12/01/2033		(1)	1,659,122
	FNMA	4.708% , $3,655,825 par , due 08/01/2035		(1)	3,606,691
	FNMA	4.837% , $3,453,142 par , due 08/01/2034		(1)	3,425,793
§	FNMA	5% , $10,141,599 par , due 03/01/2034		(1)	9,810,273
§	FNMA	5% , $2,060,875 par , due 04/01/2034		(1)	1,993,546
	FNMA	5% , $2,121,979 par , due 02/01/2019		(1)	2,088,367
	FNMA	5% , $2,915,698 par , due 11/01/2019		(1)	2,869,513
	FNMA	5% , $3,269,812 par , due 10/01/2019		(1)	3,218,018
	FNMA	5% , $5,298,305 par , due 01/01/2019		(1)	5,220,367
	FNMA	5% , $5,495,666 par , due 04/01/2034		(1)	5,316,123
§	FNMA	5% , $7,200,596 par , due 05/25/2018		(1)	7,113,109
§	FNMA	5.5% , $14,903,682 par , due 04/01/2033		(1)	14,751,814
§	FNMA	5.5% , $18,032,332 par , due 12/01/2034		(1)	17,946,137
§	FNMA	5.5% , $18,133,155 par , due 11/25/2034		(1)	18,027,257
	FNMA	5.5% , $196,758 par , due 06/01/2021		(1)	196,758
	FNMA	5.5% , $3,041,865 par , due 06/01/2018		(1)	3,047,675
	FNMA	5.5% , $3,128,861 par , due 06/25/2009		(1)	3,115,688
	FNMA	5.5% , $6,518,282 par , due 06/01/2018		(1)	6,530,732
	FNMA	5.5% , $6,668,953 par , due 11/01/2021		(1)	6,668,953
	FNMA	5.5% , $9,764,066 par , due 02/01/2036		(1)	9,590,148
	FNMA	5.527% , $6,536,722 par , due 11/01/2032		(1)	6,637,126
	FNMA	5.652% , $5,650,217 par , due 10/01/2032		(1)	5,694,572
	FNMA	5.68% , $9,295,390 par , due 07/01/2012		(1)	9,517,605
	FNMA	5.83% , $1,171,522 par , due 08/01/2014		(1)	1,210,603
	FNMA	6% , $1,305,845 par , due 02/01/2033		(1)	1,317,767
	FNMA	6.29824% , $1,576,367 par , due 12/25/2032		(1)	1,583,757
	FNMA	6.3% , $6,688,264 par , due 05/01/2011		(1)	6,939,335
	FNMA	6.5% , $1,812,667 par , due 09/25/2029		(1)	1,848,323
	FNMA	6.5% , $736,833 par , due 01/01/2018		(1)	765,385
	FNMA	6.595% , $91,779 par , due 05/25/2007		(1)	93,637
	FNMA	7% , $2,976,912 par , due 01/25/2029		(1)	3,073,662
	FNMA	7.5% , $5,378 par , due 02/25/2007		(1)	5,362
	FNMA Grantor Trust	6% , $4,484,860 par , due 04/25/2031		(1)	4,521,125
	FNMA Whole Loan	7% , $3,603,648 par , due 05/25/2007		(1)	3,713,090
	Ford Motor Credit	7.375% , $3,500,000 par , due 10/28/2009		(1)	3,507,455
	GNMA	4.648% , $10,376,15 5 par , due 02/16/2024		(1)	10,255,169
	GS Auto Loan Trust	4.56% , $5,000,000 par , due 01/15/2010		(1)	4,932,600
	Honda Auto Receivables	4.6% , $2,000,000 par , due 10/21/2009		(1)	1,973,360
	LB-UBS Commercial Mtg Trust	4.394% , $5,000,000 par , due 03/15/2032		(1)	4,777,250
	LB-UBS Commercial Mtg Trust	5.103% , $4,400,000 par , due 11/15/2010		(1)	4,383,720
	Merrill Lynch Mortgage Trust	5.24419% , $2,550,000 par , due 11/12/2037		(1)	2,551,658
	MLCC Mortgage Inv Inc	5.69% , $1,564,881 par , due 04/25/2028		(1)	1,572,784
	MSDWCC HELOC	5.61% , $937,092 par , due 04/25/2016		(1)	938,601
	MSDWCC HELOC	5.62% , $807,841 par , due 11/25/2008		(1)	807,938
	Nissan Auto Rec Owner Trust	4.19% , $2,500,000 par , due 07/15/2009		(1)	2,476,025
	Qwest Corporation	5.625% , $1,500,000 par , due 11/15/2008		(1)	1,501,875
	Residential Asset Sec Corp	6.349% , $1,653,915 par , due 02/25/2019		(1)	1,648,043
	Residential Asset Sec Corp	6.779% , $3,424,919 par , due 07/25/2014		(1)	3,450,127
	Small Business Investment Cos.	4.504% , $4,004,263 par , due 02/01/2024		(1)	3,880,371
	Small Business Investment Cos.	4.628% , $3,668,290 par , due 03/01/2013		(1)	3,567,412
	Small Business Investment Cos.	4.638% , $12,926,88 2 par , due 02/01/2015		(1)	12,563,378
	Small Business Investment Cos.	4.638% , $9,738,251 par , due 02/01/2015		(1)	9,464,412
	Small Business Investment Cos.	4.754% , $11,248,50 8 par , due 08/10/2014		(1)	10,922,301
	Small Business Investment Cos.	5.199% , $2,594,545 par , due 08/10/2012		(1)	2,568,599
	Small Business Investment Cos.	5.681% , $4,983,083 par , due 08/01/2016		(1)	5,053,145
	Small Business Investment Cos.	5.886% , $2,145,584 par , due 09/10/2011		(1)	2,160,174
	Small Business Investment Cos.	6.03% , $3,398,501 par , due 02/10/2012		(1)	3,436,565
	Small Business Investment Cos.	6.344% , $1,520,832 par , due 08/10/2011		(1)	1,548,663
	Structured Asset Securities Co	6% , $7,842,216 par , due 08/25/2016		(1)	7,842,216
	Triad Auto Receivables	4.88% , $5,000,000 par , due 04/12/2013		(1)	4,961,100
§	United States Treasury	3.875% , $4,075,000 par , due 07/15/2010		(1)	3,967,094
§	United States Treasury	4.625% , $6,170,000 par , due 11/15/2009		(1)	6,150,750
	US Bank NA Minnesota	6.375% , $900,000 par , due 08/01/2011		(1)	939,501
	Wachovia Asset Securitization	5.72% , $2,580,990 par , due 09/25/2009		(1)	2,586,126
	Wells Fargo STIF Fund	6% , $60,974 par		(1)	7,321,833
	WFS Financial Owner Trust	4.39% , $3,000,000 par , due 05/19/2013		(1)	2,964,930
					520,915,592

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
		Accrued income receivable			$ 2,639,295
		Payables for investment securities purchased			(8,283,280)
		Deposits with brokers for futures transactions			183,500
		Variation margin payable			297,885
		Receivable for investment payments due			269,451
		Total securities			516,022,443
	J.P. Morgan Chase Bank	5.36%, due 10/7/2010 (b)(e)	158,005,138	(1)	177,781,718
	State Street Bank and Trust Co	5.36%, due 10/7/2010 (e)	89,910,896	(1)	101,164,519
	90Day Euro$	$27 par, March 2007		(1)	(11,516)
	90Day Euro$	$32 par, March 2008		(1)	8,800
	90Day Euro$	$27 par, June 2007		(1)	(7,650)
	90Day Euro$	$32 par, June 2008		(1)	12,400
	90Day Euro$	$50 par, September 2007		(1)	(4,813)
	90Day Euro$	$10 par, September 2008		(1)	3,875
	90Day Euro$	$50 par, December 2007		(1)	12,438
	90Day Euro$	$10 par, December 2008		(1)	4,375
	US 5yr Note CBT	$175 par, March 2007		(1)	(133,985)
	US 2yr Note CBT	$160 par, March 2007		(1)	(94,992)
	US 10yr Note CBT	$130 par, March 2007		(1)	(159,447)
	AARP	7.5%, $970,000 par, due 05/01/2031		(1)	1,193,197
	Allstate Financial Global	6.5%, $750,000 par, due 06/14/2011		(1)	785,603
	American Home Products	6.95%, $525,000 par, due 03/15/2011		(1)	557,566
	Amsouth Bancorp	6.125%, $455,000 par, due 03/01/2009		(1)	462,216
	AOL Time Warner	6.75%, $1,000,000 par, due 04/15/2011		(1)	1,046,810
	Aramark Corporation	6.375%, $485,000 par, due 02/15/2008		(1)	484,981
	Arkansas State	6.2%, $700,000 par, due 07/01/2010		(1)	724,997
	Associated Banc-Corp	6.75%, $800,000 par, due 08/15/2011		(1)	842,640
	Athena Neuro Financial LLC	7.25%, $450,000 par, due 02/21/2008		(1)	459,000
	BAE Systems Holdings Inc	6.4%, $500,000 par, due 12/15/2011		(1)	517,055
	Banc of America Commercial Mtg	5.118%, $1,000,000 par, due 05/11/2012		(1)	993,910
	Banc of America Commercial Mtg	5.18014%, $2,000,000 par, due 09/10/2047		(1)	1,990,000
	Bank of America Corporation	5.42%, $1,000,000 par, due 03/15/2017		(1)	993,110
	Bank One Corporation	7.875%, $790,000 par, due 08/01/2010		(1)	856,921
	Blue Cross Blue Shield FL	8.25%, $600,000 par, due 11/15/2011		(1)	669,804
	Boston Scientific	6%, $450,000 par, due 06/15/2011		(1)	454,167
	Branch Banking & Trust Corp	6.5%, $400,000 par, due 08/01/2011		(1)	419,388
	Cadbury Schwepps	3.875%, $450,000 par, due 10/01/2008		(1)	438,246
	Cargill Incorporated	6.375%, $400,000 par, due 06/01/2012		(1)	416,157
	Chase Capital VI	5.99625%, $400,000 par, due 08/01/2028		(1)	387,480
	Chase Funding Mtg Loan	6.58875%, $893,819 par, due 11/25/2028		(1)	911,463
	Citigroup Incorporated	6.5%, $260,000 par, due 01/18/2011		(1)	272,038
	City National Bank	6.75%, $650,000 par, due 09/01/2011		(1)	687,005
	Conagra Incorporated	7.875%, $333,000 par, due 09/15/2010		(1)	360,366
	Conoco Philips Canada	5.625%, $900,000 par, due 10/15/2016		(1)	904,275
	Continental Airlines, Inc.	6.8%, $77,169 par, due 01/02/2009		(1)	76,783
	Countrywide Alt Loan Trust	5.787%, $963,382 par, due 07/25/2024		(1)	966,092
	Countrywide Asset Backed Certs	5.61%, $1,057,202 par, due 12/15/2026		(1)	1,057,191
	Countrywide Asset Backed Certs	5.69%, $233,595 par, due 02/25/2009		(1)	233,741
	Countrywide Asset Backed Certs	5.72%, $413,906 par, due 08/15/2018		(1)	414,163
	Countrywide Asset Backed Certs	5.73%, $211,540 par, due 12/25/2014		(1)	211,737
	Countrywide Asset-Backed Certs	5.693%, $1,130,000 par, due 04/25/2035		(1)	1,128,261
	Countrywide Home Loan	5.55%, $1,040,725 par, due 03/25/2031		(1)	1,041,017
	Countrywide Home Loan	5.66%, $1,114,297 par, due 02/26/2035		(1)	1,114,821
	Countrywide Home Loan	5.68%, $1,508,669 par, due 01/25/2035		(1)	1,515,020
	Countrywide Home Loan	5.7%, $1,199,124 par, due 12/26/2034		(1)	1,203,393
	Countrywide Home Loan	5.75%, $745,378 par, due 09/25/2035		(1)	745,378
	Countrywide Home Loans	5.77%, $934,700 par, due 08/25/2036		(1)	934,700
	Cox Communications Inc	7.875%, $425,000 par, due 08/15/2009		(1)	449,761
§	Credit Suisse USA Incorporated	5.25%, $500,000 par, due 03/02/2011		(1)	500,280
	Crown Castle Towers, LLC	4.643%, $690,000 par, due 06/15/2010		(1)	676,103
	CS First Boston	4.995592%, $582,112 par, due 05/01/2034		(1)	579,062
	CS First Boston Mtg Sec Corp	4.815%, $750,000 par, due 11/15/2013		(1)	735,173
	CS First Boston Mtg Sec Corp	5.1%, $1,500,000 par, due 01/15/2011		(1)	1,492,478
	Dept of Housing & Urban Devl.	4.96%, $265,000 par, due 08/01/2012		(1)	264,751
	Dept of Housing & Urban Devl.	6%, $4,000,000 par, due 08/01/2012		(1)	4,155,000
	Developers Diversified Realty	5.25%, $275,000 par, due 04/15/2011		(1)	272,272
	Duke Energy Field Services	7.875%, $400,000 par, due 08/16/2010		(1)	430,256
	ERP Operating LP	6.95%, $805,000 par, due 03/02/2011		(1)	852,439
	Fanniemae-Aces	5.259%, $1,000,000 par, due 05/25/2020		(1)	992,070
	Federal Express	7.52%, $243,191 par, due 01/15/2018		(1)	254,638
§	FHLMC	5.076%, $659,423 par, due 07/01/2034		(1)	649,103
	FHLMC	5.5%, $3,500,000 par, due 06/15/2017		(1)	3,508,260
	FHLMC	5.5%, $761,852 par, due 10/01/2033		(1)	754,568
§	FHLMC	5.5%, $4,312,363 par, due 11/01/2033		(1)	4,277,346
	FHLMC	5.5%, $920,206 par, due 12/01/2018		(1)	921,374
§	FHLMC	5.427%, $2,398,763 par, due 10/01/2024		(1)	2,416,849
	FHLMC	6%, $682,290 par, due 02/15/2016		(1)	684,432
	FHLMC	6%, $405,171 par, due 06/01/2017		(1)	411,772
	FHLMC	6%, $750,090 par, due 10/15/2015		(1)	758,056
	FHLMC	6.5%, $1,493,515 par, due 11/15/2023		(1)	1,534,736

(Continued)

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	FHLMC	7.99%, $377,453 par, due 07/25/2007		(1)	$ 377,453
	FHLMC Multifamily Structured	5.629191%, $1,750,000 par, due 01/25/2012		(1)	1,767,220
	FHLMC Structured Pass Through	7%, $970,012 par, due 06/02/2028		(1)	997,322
	First Horizon ABS Trust	5.51%, $808,467 par, due 04/27/2015		(1)	808,524
	First Horizon ABS Trust	5.64%, $394,895 par, due 10/25/2034		(1)	396,099
	First Massachusetts Bank	7.625%, $550,000 par, due 06/15/2011		(1)	597,916
	First Tennessee Bank	5.05%, $1,000,000 par, due 01/15/2015		(1)	963,430
	First Union National Bank	7.8%, $750,000 par, due 08/18/2010		(1)	806,738
	Fiserv Incorporated	4%, $500,000 par, due 04/15/2008		(1)	490,260
	FNMA	4%, $2,094,687 par, due 07/01/2018		(1)	1,978,013
§	FNMA	4.02%, $615,199 par, due 08/01/2033		(1)	609,902
	FNMA	4.116%, $597,602 par, due 05/01/2034		(1)	590,449
§	FNMA	4.235%, $1,142,080 par, due 03/01/2034		(1)	1,127,850
	FNMA	4.376%, $2,132,981 par, due 06/01/2034		(1)	2,086,525
	FNMA	4.5%, $7,042,272 par, due 01/01/2019		(1)	6,810,229
	FNMA	4.5%, $1,077,564 par, due 06/25/2018		(1)	1,049,871
	FNMA	4.593%, $698,099 par, due 11/01/2035		(1)	683,076
§	FNMA	5%, $2,968,675 par, due 03/01/2020		(1)	2,918,504
§	FNMA	5%, $9,875,493 par, due 03/01/2034		(1)	9,552,861
	FNMA	5%, $951,454 par, due 04/01/2020		(1)	935,375
	FNMA	5%, $8,415,239 par, due 04/01/2034		(1)	8,140,313
§	FNMA	5%, $4,320,357 par, due 05/25/2018		(1)	4,267,865
	FNMA	5%, $2,264,813 par, due 09/01/2034		(1)	2,189,327
	FNMA	5%, $1,861,872 par, due 12/01/2019		(1)	1,832,380
	FNMA	5.5%, $2,798,872 par, due 02/01/2035		(1)	2,768,868
	FNMA	5.5%, $712,341 par, due 04/01/2018		(1)	714,043
§	FNMA	5.5%, $6,687,009 par, due 05/01/2034		(1)	6,618,868
	FNMA	5.5%, $1,983,545 par, due 06/01/2034		(1)	1,963,332
	FNMA	5.5%, $2,961,104 par, due 07/01/2035		(1)	2,929,361
§	FNMA	5.5%, $1,072,709 par, due 08/01/2019		(1)	1,073,481
	FNMA	5.596%, $793,285 par, due 11/01/2041		(1)	799,893
	FNMA	5.79%, $2,314,218 par, due 07/01/2012		(1)	2,359,901
	FNMA	6%, $875,466 par, due 05/01/2034		(1)	879,844
	FNMA	5.5%, $4,780,735 par, due 12/01/2033		(1)	4,732,019
	FNMA	5.5%, $5,000,000 par, due 1/1/2037		(1)	(4,940,650)
	FNMA	6.12%, $300,529 par, due 08/25/2011		(1)	301,647
	FNMA	6.15%, $1,195,646 par, due 11/01/2016		(1)	1,255,417
	FNMA	6.227%, $95,373 par, due 06/01/2040		(1)	96,674
	FNMA	6.5%, $280,041 par, due 11/01/2042		(1)	284,548
	FNMA	6.52%, $1,980,542 par, due 09/01/2016		(1)	2,143,628
	FNMA	7%, $452,594 par, due 12/25/2031		(1)	465,182
	FNMA	7.5%, $231,839 par, due 02/25/2029		(1)	242,100
	FNMA	7.5%, $1,112,466 par, due 12/25/2028		(1)	1,154,195
	FNMA Grantor Trust	6.25%, $1,072,255 par, due 05/25/2042		(1)	1,084,478
	FNMA Grantor Trust	7.5%, $1,082,483 par, due 08/25/2029		(1)	1,126,031
	FNMA Whole Loan	6.5%, $1,046,658 par, due 05/25/2030		(1)	1,066,406
	FNMA Whole Loan	7.5%, $691,245 par, due 11/25/2028		(1)	722,358
	Ford Motor Credit	7.375%, $550,000 par, due 10/28/2009		(1)	551,172
	Fort Hood Military Housing	6.42%, $750,000 par, due 10/15/2014		(1)	781,643
	Fort Sam Houston Military	5.625%, $1,000,000 par, due 03/15/2035		(1)	994,400
	GE Capital Mortgage Corp.	4.94%, $1,000,000 par, due 07/10/2045		(1)	981,200
	General Electric Company	5%, $615,000 par, due 02/01/2013		(1)	608,174
	General Mills Incorporated	6%, $1,000,000 par, due 02/15/2012		(1)	1,024,310
	GMAC Mortgage Corp Loan Trust	5.56%, $700,000 par, due 11/25/2036		(1)	700,280
	GMAC Mortgage Corp Loan Trust	5.57%, $2,233,954 par, due 08/25/2035		(1)	2,233,954
	GNMA	7%, $34,875 par, due 06/15/2042		(1)	37,578
	GNMA	7.06095%, $3,577,091 par, due 04/16/2024		(1)	3,795,072
	GNMA	7.35%, $27,583 par, due 01/15/2040		(1)	29,281
	GNMA	7.72%, $1,020 par, due 12/29/2040		(1)	1,094
	Golden Securities Corporation	5.649375%, $295,678 par, due 12/02/2013		(1)	295,864
	Goldman Sachs Group Inc	6.875%, $1,000,000 par, due 01/15/2011		(1)	1,058,570
	Green Tree Financial Corp	6.86%, $307,770 par, due 07/15/2029		(1)	316,123
	Greenpoint Home Equity Loan Tr	5.63%, $224,173 par, due 08/15/2015		(1)	224,175
	Greenpoint Mortgage Funding Tr	5.64%, $793,870 par, due 11/27/2023		(1)	794,148
	Greenwich Capital Comml Fundin	5.117%, $1,600,000 par, due 11/10/2010		(1)	1,594,250
	GSAMP Trust	5.7%, $1,023,311 par, due 08/25/2022		(1)	1,025,051
	GSMPS Mortgage Loan Trust	5.7%, $385,080 par, due 03/25/2035		(1)	384,518
	GSMPS Mortgage Loan Trust	5.75%, $2,549,542 par, due 01/25/2030		(1)	2,547,551
	Honda Auto Receivables	4.46%, $2,000,000 par, due 04/21/2008		(1)	1,987,200
	Honeywell International	6.125%, $750,000 par, due 11/01/2011		(1)	776,940
	Hospira Incorporated	4.95%, $1,090,000 par, due 06/15/2009		(1)	1,068,527
	Hyundai Auto Receivables Trust	4.18%, $1,700,000 par, due 02/15/2012		(1)	1,662,736
	Illinois State	4.95%, $300,000 par, due 06/01/2023		(1)	286,935
	IMPAC CMB Trust	5.978%, $98,313 par, due 04/25/2014		(1)	98,344
	Indiana Board Banking Revenue	4.17%, $1,410,000 par, due 07/15/2010		(1)	1,366,868
	Indiana Housing & Cmnty Devel.	5.692%, $1,200,000 par, due 07/01/2037		(1)	1,201,356
	Iowa Fin Auth SF Mtg Revenue	5.745%, $750,000 par, due 07/01/2037		(1)	755,865
	John Hancock Global Funding	7.9%, $500,000 par, due 07/02/2010		(1)	540,515
	JP Morgan Commercial Mortgage	5.875496%, $1,250,000 par, due 04/15/2045		(1)	1,293,025
	Kellogg Company	6.6%, $755,000 par, due 04/01/2011		(1)	791,769
	Kentucky Housing Corporation	5.92%, $900,000 par, due 07/01/2034		(1)	909,945
	Keycorp Student Loan Trust	6.09%, $1,000,000 par, due 11/25/2009		(1)	1,003,880

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Kraft Foods Incorporated	6.25%, $600,000 par, due 06/01/2012		(1)	$ 623,280
	Kroger Company	7.25%, $675,000 par, due 06/01/2009		(1)	700,832
	La Crosse, WI	5.5%, $1,100,000 par, due 12/01/2013		(1)	1,098,900
	Laboratory Corp of America	5.5%, $600,000 par, due 02/01/2013		(1)	578,334
	Lehman Bros Small Balance CMBS	5.68%, $366,821 par, due 03/25/2021		(1)	367,022
	Lincoln National Corporation	6.2%, $450,000 par, due 12/15/2011		(1)	465,318
	Manchester, NH	5.46%, $500,000 par, due 06/01/2011		(1)	506,355
	Manufacturers & Traders Trust	5.585%, $705,000 par, due 12/28/2020		(1)	699,938
	Marathon Oil Corporation	6.85%, $500,000 par, due 03/01/2008		(1)	507,620
	Markel Corporation	7.2%, $225,000 par, due 08/15/2007		(1)	226,679
	Masco Corporation	5.875%, $385,000 par, due 07/15/2012		(1)	385,427
	Mass. Institute of Technology	7.125%, $400,000 par, due 11/02/2026		(1)	477,836
	May Department Stores	4.8%, $1,000,000 par, due 07/15/2009		(1)	984,040
	McDonald's Corporation	8.875%, $400,000 par, due 04/01/2011		(1)	453,716
	Mellon Funding Corporation	6.4%, $190,000 par, due 05/14/2011		(1)	197,589
§	Merrill Lynch & Co	6.05%, $850,000 par, due 05/16/2016		(1)	879,784
	Metlife Incorporated	5.375%, $415,000 par, due 12/15/2012		(1)	415,913
	Mettle-Toledo Intl Inc	4.85%, $750,000 par, due 11/15/2010		(1)	728,370
	Minneapolis, MN	5.8%, $800,000 par, due 02/01/2018		(1)	812,432
	Minnesota Life Insurance	8.25%, $500,000 par, due 09/15/2025		(1)	625,665
	MLCC Mortgage Inv Inc	5.68%, $1,037,962 par, due 05/25/2028		(1)	1,042,705
	MN State Housing Finance Agy	5.76%, $100,000 par, due 01/01/2037		(1)	100,345
	MN State Housing Finance Agy	5.85%, $850,000 par, due 07/01/2036		(1)	856,962
	MN State Housing Finance Agy	6.13%, $600,000 par, due 07/01/2038		(1)	611,376
	Monumental Global Funding	3.45%, $950,000 par, due 11/30/2007		(1)	932,093
§	Morgan Stanley Dean Witter	6.75%, $750,000 par, due 04/15/2011		(1)	792,728
	Mpls St. Paul MN Met Airport	6%, $250,000 par, due 01/01/2011		(1)	258,240
	National City Bank	6.2%, $295,000 par, due 12/15/2011		(1)	306,310
	National City Bank	7.25%, $300,000 par, due 07/15/2010		(1)	317,973
	National Commerce Capital	6.351627%, $500,000 par, due 04/01/2027		(1)	500,000
	Nationslink Funding Corp	7.559%, $149,763 par, due 10/10/2010		(1)	153,747
	NCR Corporation	7.125%, $430,000 par, due 06/15/2009		(1)	440,995
	New York Life Global Funding	5.375%, $850,000 par, due 09/15/2013		(1)	852,890
	New York St Env Facs Inc Tx Rv	4.9%, $795,000 par, due 12/15/2011		(1)	787,042
	NLV Financial Corporation	7.5%, $600,000 par, due 08/15/2033		(1)	653,430
	Nomura Asset Acceptance Corp	6.5%, $613,189 par, due 03/25/2031		(1)	622,387
	Nomura Asset Acceptance Corp.	6.5%, $799,163 par, due 02/25/2030		(1)	810,718
	Northstar Guarantee Inc.	4.74%, $2,000,000 par, due 10/28/2026		(1)	1,977,640
	NTC Capital I	5.89375%, $600,000 par, due 01/15/2027		(1)	581,412
	Ohio State Housing Fin Mtg Rev	5.47%, $1,000,000 par, due 09/01/2025		(1)	994,530
	Olin Corporation	9.125%, $111,000 par, due 12/15/2011		(1)	124,702
	Onyx Acceptance Auto Trust	4.34%, $600,000 par, due 05/15/2012		(1)	590,190
	Oregon State	5.5%, $700,000 par, due 10/01/2011		(1)	706,132
	Pacific Beacon, LLC	5.379%, $800,000 par, due 07/15/2026		(1)	791,680
	Peoples Energy Corporation	6.9%, $890,000 par, due 01/15/2011		(1)	932,684
	Philips Electric NV	7.25%, $265,000 par, due 08/15/2013		(1)	287,522
	PNC Funding Corporation	6.125%, $1,000,000 par, due 02/15/2009		(1)	1,016,730
	Praxair Incorporated	6.5%, $440,000 par, due 03/01/2008		(1)	445,795
	Principal Life Global	6.25%, $625,000 par, due 02/15/2012		(1)	651,006
	Prologis Trust	5.25%, $445,000 par, due 11/15/2010		(1)	442,450
	Public Service Oklahoma	6.15%, $625,000 par, due 08/01/2016		(1)	633,625
	Puget Sound Energy Inc	7.96%, $1,000,000 par, due 02/22/2010		(1)	1,070,900
	Qwest Corporation	5.625%, $400,000 par, due 11/15/2008		(1)	400,500
	Residential Asset Mtg Products	5.675%, $53,801 par, due 05/25/2028		(1)	54,129
	Residential Funding Mtg Sec II	5.98%, $30,284 par, due 12/25/2007		(1)	30,176
	Rouse Company	5.375%, $530,000 par, due 11/26/2013		(1)	492,587
	Safeco Corporation	4.875%, $500,000 par, due 02/01/2010		(1)	494,570
	Safeway Stores	4.125%, $825,000 par, due 11/01/2008		(1)	805,802
	SBA Participation Certificates	4.57%, $3,208,142 par, due 08/10/2014		(1)	3,054,472
	SBA Participation Certificates	5.21%, $2,930,335 par, due 01/01/2026		(1)	2,898,101
	Schering-Plough Corporation	5.55%, $820,000 par, due 12/01/2013		(1)	822,378
	Shurgard Storage Centers	7.75%, $500,000 par, due 02/22/2011		(1)	536,975
	Simon Property Group LP	5.75%, $450,000 par, due 05/01/2012		(1)	454,613
	Small Business Investment Cos.	4.754%, $2,122,360 par, due 08/10/2014		(1)	2,060,812
	Small Business Investment Cos.	4.94%, $3,875,942 par, due 08/10/2015		(1)	3,832,338
	Small Business Investment Cos.	5.681%, $1,993,233 par, due 08/01/2016		(1)	2,021,258
	Southwestern Public Service	5.6%, $500,000 par, due 10/01/2016		(1)	497,065
§	Sovereign Bank	5.125%, $710,000 par, due 03/15/2013		(1)	693,649
	Stanford University	6.16%, $650,000 par, due 04/30/2011		(1)	673,485
	Stratford, CT	6.28%, $500,000 par, due 02/15/2009		(1)	511,190
	Structured Asset Sec Corp	6%, $1,494,208 par, due 08/25/2036		(1)	1,502,496
	Structured Asset Securities Co	6.849375%, $1,318,055 par, due 02/25/2035		(1)	1,296,135
	Suntrust Bank	4.415%, $750,000 par, due 06/15/2009		(1)	738,278
	Suntrust Cap III	6.01%, $600,000 par, due 03/15/2028		(1)	587,988
	TCF Financial	5%, $670,000 par, due 06/15/2014		(1)	658,014
	Terwin Mortgage Trust	4.5%, $1,006,936 par, due 04/25/2008		(1)	996,856
	Thomson Corporation	6.2%, $700,000 par, due 01/05/2012		(1)	720,433
	Toll Road Inv Part II	0%, $750,000 par, due 02/15/2015		(1)	479,640
	Triad Auto Receivables	4.88%, $1,000,000 par, due 04/12/2013		(1)	992,220
§	United States Treasury	1.625%, $2,500,000 par, due 01/15/2015		(1)	2,486,900
§	United States Treasury	2.375%, $1,500,000 par, due 01/15/2025		(1)	1,598,782
§	United States Treasury	2.5%, $2,625,000 par, due 07/15/2016		(1)	2,642,909

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
§	United States Treasury	4.5% , $1,500,000 par , due 02/15/2036		(1)	$ 1,426,410
§	United States Treasury	5.375% , $1,475,000 par , due 02/15/2031		(1)	1,579,976
§	United States Treasury	6.25% , $3,858,000 par , due 08/15/2023		(1)	4,440,635
	United States Treasury	6.75% , $650,000 par , due 08/15/2026		(1)	799,552
§	United States Treasury	7.25% , $2,885,000 par , due 08/15/2022		(1)	3,618,194
	Unitrin Incorporated	5.75% , $550,000 par , due 07/01/2007		(1)	550,413
	US Bancorp	7.125% , $900,000 par , due 12/01/2009		(1)	946,359
	USXL Funding LLC	5.379% , $1,223,191 par , due 03/15/2011		(1)	1,219,751
	Vendee Mortgage Trust	5.75% , $630,697 par , due 08/15/2008		(1)	629,860
	Vendee Mortgage Trust	7.25% , $1,175,912 par , due 09/15/2022		(1)	1,232,136
	Viacom Incorporated	7.7% , $600,000 par , due 07/30/2010		(1)	640,878
	Virginia St Housing Dev Auth	6% , $1,319,125 par , due 06/23/2034		(1)	1,319,599
	Wachovia Bank Commercial Mtg	5.223318% , $1,250,000 par , due 08/15/2010		(1)	1,248,725
	Wachovia Bank Commercial Mtg	5.242% , $2,000,000 par , due 12/15/2044		(1)	1,999,780
	WAMU Mtg Pass-Through Certs	5.67% , $1,338,573 par , due 12/25/2044		(1)	1,343,673
	Washington Mutual Mortgage	5.58% , $1,472,704 par , due 06/25/2042		(1)	1,476,606
	Washington State Univ Revs	5.99% , $750,000 par , due 10/01/2027		(1)	789,750
	Wells Fargo STIF Fund	6% , $1,528,167 par , due 99/99/9999		(1)	1,528,167
	WFS Financial Owner Trust	4.39% , $1,250,000 par , due 05/19/2013		(1)	1,235,388
	Wisconsin Hsg & Econ Dev Auth	5.727% , $1,100,000 par , due 09/01/2037		(1)	1,105,500
	Wisconsin Hsg & Econ Dev Auth	5.81% , $1,000,000 par , due 03/01/2037		(1)	1,015,990
	WMALT Mtg Pass-Through Certs	5.81666% , $956,946 par , due 06/25/2046		(1)	956,946
	Wyoming, PA Area School Distr	5.28% , $500,000 par , due 09/01/2014		(1)	497,215
					270,870,638
	Accrued income receivable				2,357,393
	Variation margin payable				334,518
	Deposits with brokers for futures transactions				358,150
	Cash				5,859
	Payables for investment securities purchased				(785,274)
	Receivables for investment securities sold (forward sale)				4,996,701
	Receivable for investment payments due				808,252
	Total securities				278,946,237
	Rabobank Nederland	5.36%, dur 10/7/2010	119,109,715	(1)	129,877,392
	Monumental Life Ins. Co	5.36%, due on 10/7/2010	118,644,264	(1)	127,606,361
	90Day Euro$	$25 par, March 2007		(1)	(17,813)
	90Day Euro$	$21 par, March 2008		(1)	3,188
	90Day Euro$	$17 par, March 2009		(1)	(8,288)
	90Day Euro$	$25 par, June 2007		(1)	(15,000)
	90Day Euro$	$21 par, June 2008		(1)	5,513
	90Day Euro$	$34 par, September 2007		(1)	(9,100)
	90Day Euro$	$12 par, September 2008		(1)	(5,650)
	90Day Euro$	$34 par, December 2007		(1)	2,470
	90Day Euro$	$12 par, December 2008		(1)	(4,400)
	US 5yr Note CBT	$145 par, March 2007		(1)	(115,703)
	US 2yr Note CBT	$124 par, March 2007		(1)	(73,619)
	US 10yr Note CBT	$105 par, March 2007		(1)	(133,667)
	Alcan Incorporated	5.2%,$600,000 par, due 01/15/2014		(1)	584,484
	Alcoa Incorporated	6%,$525,000 par, due 01/15/2012		(1)	538,724
	Allstate Corporation	7.5%,$500,000 par, due 06/15/2013		(1)	555,360
	Allstate Financial Global	6.5%,$500,000 par, due 06/14/2011		(1)	523,735
	American Home Products	6.95%,$850,000 par, due 03/15/2011		(1)	902,726
	American Honda Finance	5.125%,$800,000 par, due 12/15/2010		(1)	796,232
	American Standard Incorporated	8.25%,$900,000 par, due 06/01/2009		(1)	950,319
	Amsouth Bancorp	6.125%,$1,000,000 par, due 03/01/2009		(1)	1,015,860
	AOL Time Warner	6.75%,$750,000 par, due 04/15/2011		(1)	785,108
	Aramark Corporation	7%,$620,000 par, due 05/01/2007		(1)	621,711
	Arizona Pub Service Company	6.375%,$750,000 par, due 10/15/2011		(1)	769,763
	Ashland Oregon	5.067%,$400,000 par, due 07/15/2012		(1)	398,884
	Associated Bank Green Bay	5.490628%,$500,000 par, due 02/02/2008		(1)	500,870
	BAE Systems Holdings Inc	4.75%,$350,000 par, due 08/15/2010		(1)	340,589
	BAE Systems Holdings Inc	6.4%,$550,000 par, due 12/15/2011		(1)	568,761
	Baltimore, MD	4.5%,$695,000 par, due 10/15/2013		(1)	669,521
	Banc of America Commercial Mtg	5.118%,$750,000 par, due 05/11/2012		(1)	745,433
	Bank of America Corporation	5.42%,$300,000 par, due 03/15/2017		(1)	297,933
	Bear Stearns Commercial Mtg	4.581%,$1,000,000 par, due 09/11/2014		(1)	963,690
	Bemis Company Incorporated	4.875%,$175,000 par, due 04/01/2012		(1)	169,715
	Berkshire Hathaway Financial	4.75%,$1,000,000 par, due 05/15/2012		(1)	980,080
	Blue Cross Blue Shield FL	8.25%,$1,000,000 par, due 11/15/2011		(1)	1,116,340
	Boston Scientific	6%,$500,000 par, due 06/15/2011		(1)	504,630
	Brazos, TX Higer Education	4.91%,$2,500,000 par, due 12/01/2040		(1)	2,483,300
	Brazos, TX Higer Education	5.03%,$2,500,000 par, due 03/25/2010		(1)	2,477,870
	Cadbury Schwepps	3.875%,$600,000 par, due 10/01/2008		(1)	584,328
	Charles Schwab Corporation	8.05%,$325,000 par, due 03/01/2010		(1)	349,223
	Chicago, IL	4.77%,$550,000 par, due 01/01/2012		(1)	542,784
	Chicago, IL	4.86%,$500,000 par, due 01/01/2014		(1)	491,560
	Citi Financial	10%,$400,000 par, due 05/15/2009		(1)	442,852
	Citigroup/Deutsche Bnk Com Mtg	5.225501%,$1,250,000 par, due 09/15/2020		(1)	1,249,600
	Comcast Cable Communications	6.875%,$870,000 par, due 06/15/2009		(1)	899,972
	Conagra Incorporated	7.875%,$667,000 par, due 09/15/2010		(1)	721,814

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Conoco Philips Canada	5.625%,$900,000 par, due 10/15/2016		(1)	$ 904,275
	Countrywide Alt Loan Trust	5.54%,$718,955 par, due 06/25/2024		(1)	719,164
	Countrywide Alt Loan Trust	5.787%,$722,537 par, due 07/25/2024		(1)	724,569
	Countrywide Alternative Loan	6.137%,$715,923 par, due 06/20/2035		(1)	717,689
	Countrywide Alternative Loan	6.25232%,$838,389 par, due 05/25/2015		(1)	840,233
	Countrywide Asset Backed Certs	5.72%,$757,575 par, due 10/25/2012		(1)	758,286
	Countrywide Asset Backed Certs	5.73%,$211,540 par, due 12/25/2014		(1)	211,737
	Countrywide Asset-Backed Certi	5.7%,$564,839 par, due 08/25/2021		(1)	564,839
	Countrywide Asset-Backed Certs	5.693%,$1,510,000 par, due 04/25/2035		(1)	1,507,676
	Countrywide Home Eq Loan Trust	5.627%,$1,250,000 par, due 03/01/2036		(1)	1,256,166
	Countrywide Home Loan	5.66%,$955,112 par, due 02/26/2035		(1)	955,561
	Countrywide Home Loan	5.7%,$999,270 par, due 12/26/2034		(1)	1,002,827
	Countrywide Home Loan	5.71%,$1,289,023 par, due 08/25/2034		(1)	1,292,865
	Countrywide Home Loan	5.75%,$750,613 par, due 04/25/2034		(1)	750,613
	Countrywide Home Loan	5.75%,$1,863,446 par, due 09/25/2035		(1)	1,863,446
	Countrywide Home Loans	5.77%,$701,025 par, due 08/25/2036		(1)	701,025
	Cox Communications Inc	4.625%,$750,000 par, due 01/15/2010		(1)	734,123
	CPS Auto Trust	4.52%,$494,293 par, due 03/15/2010		(1)	492,098
	CPS Auto Trust	5.25%,$1,499,999 par, due 10/15/2010		(1)	1,498,649
§	Credit Suisse USA Incorporated	5.25%,$750,000 par, due 03/02/2011		(1)	750,420
	Crown Castle Towers, LLC	4.643%,$470,000 par, due 06/15/2010		(1)	460,534
	CS First Boston Mtg Sec Corp	4.815%,$500,000 par, due 11/15/2013		(1)	490,115
	CS First Boston Mtg Sec Corp	5.1%,$1,500,000 par, due 01/15/2011		(1)	1,492,478
	Duke Energy Field Services	7.875%,$800,000 par, due 08/16/2010		(1)	860,512
	Duke Realty Corporation	5.625%,$825,000 par, due 08/15/2011		(1)	829,802
	Evansville Vanderbaugh, IN Sch	4.85%,$575,000 par, due 01/05/2011		(1)	569,227
	Ewing Township, NJ School Dist	4.8%,$675,000 par, due 05/01/2015		(1)	657,632
	FannieMae Grantor Trust	0.51487%,$28,462.28 par, due 11/25/2012		(1)	759,658
	Fanniemae-Aces	5.259%,$1,500,000 par, due 05/25/2020		(1)	1,488,105
	Federal Express Corporation	5.5%,$750,000 par, due 08/15/2009		(1)	752,850
	FHLMC	5%,$3,150,615 par, due 02/01/2020		(1)	3,095,542
	FHLMC	5.5%,$1,913,626 par, due 02/01/2018		(1)	1,905,254
	FHLMC	5.632%,$1,021,798 par, due 07/01/2034		(1)	1,029,502
	FHLMC Structured Pass Through	7%,$2,906,686 par, due 10/25/2015		(1)	2,999,336
	Fifth Third Home Eq Loan Trust	5.6%,$1,049,383 par, due 08/22/2011		(1)	1,051,943
	First Maryland Capital Trust	.22125%,$1,000,000 par, due 02/01/2027		(1)	977,480
	First Massachusetts Bank	7.625%,$300,000 par, due 06/15/2011		(1)	326,136
	First Tennessee Bank	5.05%,$1,000,000 par, due 01/15/2015		(1)	963,430
	Fiserv Incorporated	4%,$770,000 par, due 04/15/2008		(1)	755,000
	Fleet Boston Financial Corpora	7.375%,$205,000 par, due 12/01/2009		(1)	216,396
	FNMA	4.5%,$500,000 par, due 01/01/2022		(1)	482,190
	FNMA	4.5%,$2,873,505 par, due 06/25/2018		(1)	2,799,656
§	FNMA	4.66%,$1,945,533 par, due 07/01/2010		(1)	1,912,398
	FNMA	4.762%,$947,069 par, due 01/01/2035		(1)	944,294
	FNMA	4.78%,$1,847,477 par, due 05/01/2036		(1)	1,830,942
	FNMA	4.835%,$1,760,551 par, due 07/01/2011		(1)	1,734,969
	FNMA	4.848%,$1,190,541 par, due 01/01/2035		(1)	1,183,981
	FNMA	5%,$1,875,386 par, due 05/01/2015		(1)	1,859,239
§	FNMA	5%,$2,160,179 par, due 05/25/2018		(1)	2,133,933
	FNMA	5%,$5,080,855 par, due 08/01/2020		(1)	4,994,989
	FNMA	5%,$3,331,651 par, due 10/01/2019		(1)	3,278,877
	FNMA	5%,$2,234,247 par, due 12/01/2019		(1)	2,198,856
	FNMA	5.029%,$920,035 par, due 05/01/2036		(1)	914,220
	FNMA	5.052%,$1,526,983 par, due 07/01/2035		(1)	1,518,402
	FNMA	5.22%,$5,000,000 par, due 12/01/2012		(1)	4,997,655
	FNMA	5.41%,$744,205 par, due 07/01/2011		(1)	749,786
	FNMA	5.5%,$750,000 par, due 02/25/2016		(1)	751,740
§	FNMA	5.5%,$2,704,850 par, due 12/01/2034		(1)	2,691,921
	FNMA	5.596%,$793,285 par, due 11/01/2041		(1)	799,893
	FNMA	6%,$1,269,426 par, due 05/01/2034		(1)	1,275,773
	FNMA	6.027%,$598,949 par, due 04/01/2044		(1)	603,453
	FNMA	6.1%,$889,657 par, due 04/01/2011		(1)	918,709
	FNMA	6.5%,$887,797 par, due 04/01/2029		(1)	905,553
	FNMA	6.5%,$818,290 par, due 09/25/2029		(1)	834,386
	FNMA	7%,$367,866 par, due 05/25/2032		(1)	377,913
	FNMA	7%,$140,725 par, due 08/25/2042		(1)	145,041
	FNMA	7%,$139,793 par, due 10/25/2042		(1)	143,770
	FNMA Grantor Trust	5.5%,$3,503,686 par, due 07/25/2017		(1)	3,509,222
	FNMA Grantor Trust	7%,$1,239,507 par, due 02/25/2029		(1)	1,282,828
	Ford Motor Credit	7.375%,$510,000 par, due 10/28/2009		(1)	511,086
	Fort Eustis	4.98%,$450,000 par, due 12/15/2020		(1)	433,377
	Fort Sam Houston Military	5.177%,$500,000 par, due 03/15/2020		(1)	489,500
	Fortune Brands	5.125%,$460,000 par, due 01/15/2011		(1)	451,393
	Fulton County, GA Dev Auth	4.92%,$650,000 par, due 05/01/2011		(1)	645,879
	GE Capital Mortgage Corp.	4.866%,$1,000,000 par, due 12/01/2014		(1)	978,320
	General Mills Incorporated	6%,$850,000 par, due 02/15/2012		(1)	870,664
	Glendale Cmnty Dev Auth Lease	4.7%,$480,000 par, due 10/01/2009		(1)	470,779
	GMAC Mortgage Corp Loan Trust	5.56%,$500,000 par, due 11/25/2036		(1)	500,200
	GMAC Mortgage Corp Loan Trust	5.57%,$2,233,954 par, due 08/25/2035		(1)	2,233,954
	Goldman Sachs Group Inc	6.875%,$850,000 par, due 01/15/2011		(1)	899,785
	Greenwich Capital Comml Fundin	5.117%,$1,500,000 par, due 11/10/2010		(1)	1,494,609
	GS Auto Loan Trust	4.56%,$1,500,000 par, due 01/15/2010		(1)	1,479,780

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
GSAMP Trust	5.69%,$112,043 par, due 04/25/2035		(1)	$ 112,043
GSAMP Trust	5.7%,$852,759 par, due 08/25/2022		(1)	854,209
GSMPS Mortgage Loan Trust	5.7%,$320,900 par, due 03/25/2035		(1)	320,431
GSMPS Mortgage Loan Trust	5.7%,$1,101,615 par, due 06/25/2035		(1)	1,099,335
GSMPS Mortgage Loan Trust	5.75%,$2,469,869 par, due 01/25/2030		(1)	2,467,940
Harborview Mortgage Loan Trust	5.69%,$1,792,247 par, due 07/31/2020		(1)	1,795,607
Hartford Life Global Funding	5.2%,$850,000 par, due 02/15/2011		(1)	848,351
Hoffman Estates	4.95%,$280,000 par, due 12/01/2014		(1)	273,714
Hoffman Estates	5%,$485,000 par, due 12/01/2015		(1)	473,428
Home Depot Incorporated	5.25%,$750,000 par, due 12/16/2013		(1)	744,420
Honda Auto Rec Owner Trust	4.03%,$2,000,000 par, due 12/20/2010		(1)	1,963,120
Honda Auto Receivables	4.6%,$2,000,000 par, due 10/21/2009		(1)	1,973,360
Hospira Incorporated	4.95%,$750,000 par, due 06/15/2009		(1)	735,225
Household Automotive Trust	4.35%,$1,500,000 par, due 06/18/2012		(1)	1,475,460
Household Home Equity Loan Tr	5.51%,$829,653 par, due 03/20/2014		(1)	830,060
Household Home Equity Loan Tr	5.62%,$1,000,760 par, due 02/20/2013		(1)	1,001,931
Illinois Housing Dev Auth	5.01%,$450,000 par, due 08/01/2009		(1)	446,648
Illinois State	3.85%,$500,000 par, due 06/01/2013		(1)	464,120
Illinois State	4.05%,$285,000 par, due 06/01/2015		(1)	263,160
Indiana Board Banking Revenue	4.49%,$745,000 par, due 07/15/2012		(1)	717,063
Indiana Board Banking Revenue	4.7%,$250,000 par, due 01/15/2014		(1)	243,418
Indiana Housing & Cmnty Devel.	5.9%,$1,000,000 par, due 01/01/2037		(1)	1,012,270
Indianapolis, IN	3.98%,$800,000 par, due 01/15/2009		(1)	782,688
Indymac Loan Trust	5.57%,$1,231,375 par, due 01/25/2011		(1)	1,232,127
ING USA Global Funding	4.5%,$500,000 par, due 10/01/2010		(1)	487,535
Ingersoll-Rand Company	4.75%,$600,000 par, due 05/15/2015		(1)	560,184
Iowa Fin Auth SF Mtg Revenue	5.868%,$1,250,000 par, due 07/01/2036		(1)	1,266,025
John Hancock Global Funding	7.9%,$740,000 par, due 07/02/2010		(1)	799,962
JP Morgan Chase Comm Mtg Sec	4.739%,$1,500,000 par, due 08/12/2010		(1)	1,477,500
JP Morgan Commercial Mortgage	5.875496%,$600,000 par, due 04/15/2045		(1)	620,652
Kellogg Company	6.6%,$1,000,000 par, due 04/01/2011		(1)	1,048,700
Kentucky Housing Corporation	5.03%,$260,000 par, due 07/01/2011		(1)	257,371
Kentucky Housing Corporation	5.92%,$500,000 par, due 07/01/2034		(1)	505,525
Keycorp Student Loan Trust	6.09%,$600,000 par, due 11/25/2009		(1)	602,328
Kraft Foods Incorporated	6.25%,$1,000,000 par, due 06/01/2012		(1)	1,038,800
LB-UBS Commercial Mtg Trust	5.103%,$1,000,000 par, due 11/15/2010		(1)	996,300
Lehman Bros Small Balance CMBS	5.68%,$664,863 par, due 03/25/2021		(1)	665,227
Lincoln National Corporation	6.2%,$300,000 par, due 12/15/2011		(1)	310,212
M&I Auto Loan Trust	4.86%,$1,500,000 par, due 03/21/2011		(1)	1,491,270
Marathon Oil Corporation	6.85%,$750,000 par, due 03/01/2008		(1)	761,430
Marshall & Ilsley Bank	3.95%,$1,000,000 par, due 08/14/2009		(1)	967,500
Masco Corporation	5.875%,$1,000,000 par, due 07/15/2012		(1)	1,001,110
May Department Stores	4.8%,$1,000,000 par, due 07/15/2009		(1)	984,040
Mellon Funding Corporation	6.4%,$900,000 par, due 05/14/2011		(1)	935,946
Merrill Lynch & Company	4.25%,$500,000 par, due 02/08/2010		(1)	485,855
Met Life Global Funding	4.5%,$215,000 par, due 05/05/2010		(1)	210,924
Michigan State	4.09%,$725,000 par, due 11/01/2008		(1)	712,008
Mississippi Dev Bk Spl Oblig	5%,$390,000 par, due 06/01/2014		(1)	382,411
Missouri Higher Education Loan	5.4%,$2,000,000 par, due 05/11/2044		(1)	2,000,000
MLCC Mortgage Inv Inc	5.68%,$230,658 par, due 05/25/2028		(1)	231,712
MN State Housing Finance Agy	5.85%,$750,000 par, due 07/01/2036		(1)	756,143
§ Monumental Global Funding	4.625%,$910,000 par, due 03/15/2010		(1)	890,954
Morgan Stanley Dean Witter	8%,$1,000,000 par, due 06/15/2010		(1)	1,086,790
National City Bank	7.25%,$300,000 par, due 07/15/2010		(1)	317,973
National City Bank of Kentucky	6.3%,$120,000 par, due 02/15/2011		(1)	124,295
New York St Env Facs Inc Tx Rv	4.9%,$750,000 par, due 12/15/2011		(1)	742,493
New York State Dorm Authority	4.96%,$695,000 par, due 03/15/2012		(1)	685,180
Newell Rubbermaid Incoporated	6%,$700,000 par, due 03/15/2007		(1)	700,077
§ Nisource Finance Corp	7.875%,$825,000 par, due 11/15/2010		(1)	890,060
Nissan Auto Rec Owner Trust	4.19%,$1,000,000 par, due 07/15/2009		(1)	990,410
Northern Natural Gas	6.75%,$300,000 par, due 09/15/2008		(1)	306,570
Northstar Guarantee Inc.	4.74%,$2,250,000 par, due 10/28/2026		(1)	2,224,845
Ohio State Housing Fin Mtg Rev	5.84%,$1,000,000 par, due 09/01/2016		(1)	1,007,860
Ohio State Housing Fin Mtg Rev	5.97%,$1,000,000 par, due 03/01/2029		(1)	1,007,720
Onyx Acceptance Auto Trust	4.34%,$400,000 par, due 05/15/2012		(1)	393,460
Oregon State	4.375%,$500,000 par, due 06/01/2010		(1)	488,300
Oregon State	4.605%,$655,000 par, due 06/01/2011		(1)	641,422
Pacific Life Global Funding	3.75%,$780,000 par, due 01/15/2009		(1)	758,800
Pacific Pilot Funding Limited	6.12375%,$173,384 par, due 10/20/2016		(1)	173,134
Pearson PLC	7%,$500,000 par, due 06/15/2011		(1)	525,100
Pennsylvania Housing Fin Agy	6.04%,$1,240,000 par, due 10/01/2030		(1)	1,249,982
Peoples Energy Corporation	6.9%,$750,000 par, due 01/15/2011		(1)	785,970
Phoenix, AZ	4.3%,$800,000 par, due 07/01/2010		(1)	780,312
PNC Funding Corp.	5.125%,$500,000 par, due 12/14/2010		(1)	497,080
PNC Funding Corporation	6.125%,$500,000 par, due 02/15/2009		(1)	508,365
Principal Global Funding I	4.2%,$500,000 par, due 01/15/2010		(1)	483,340
Principal Life Global	4.4%,$600,000 par, due 10/01/2010		(1)	580,158
Prologis Trust	5.25%,$750,000 par, due 11/15/2010		(1)	745,703
Protective Life	4.85%,$650,000 par, due 08/16/2010		(1)	642,480
Public Service Co of Colorado	6.875%,$252,000 par, due 07/15/2009		(1)	260,722
Public Service Oklahoma	6.15%,$600,000 par, due 08/01/2016		(1)	608,280
Puget Sound Energy Inc	7.96%,$1,000,000 par, due 02/22/2010		(1)	1,070,900

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Quest Diagnostic Incorporated	5.125%,$475,000 par, due 11/01/2010		(1)	$ 467,771
	Roslyn Bancorp	7.5%,$700,000 par, due 12/01/2008		(1)	722,813
	Safeway Stores	4.125%,$1,000,000 par, due 11/01/2008		(1)	976,730
	SBA CMBS Trust	5.314%,$650,000 par, due 11/15/2036		(1)	650,406
	SBA Participation Certificates	5.34%,$1,384,403 par, due 11/01/2021		(1)	1,384,265
	SBA Participation Certificates	5.54%,$2,000,000 par, due 09/01/2026		(1)	2,018,000
	Schering-Plough Corporation	5.55%,$1,000,000 par, due 12/01/2013		(1)	1,002,900
	Small Business Investment Cos.	4.638%,$861,792 par, due 02/01/2015		(1)	837,559
	Small Business Investment Cos.	4.754%,$1,655,441 par, due 08/10/2014		(1)	1,607,433
	Small Business Investment Cos.	4.94%,$4,844,927 par, due 08/10/2015		(1)	4,790,422
	Small Business Investment Cos.	5.681%,$1,993,233 par, due 08/01/2016		(1)	2,021,258
	Sovereign Bank	4%,$1,000,000 par, due 02/01/2008		(1)	982,450
	Spokane, WA	4.83%,$715,000 par, due 12/01/2014		(1)	693,457
	Springfield, IL	4.4%,$450,000 par, due 12/01/2012		(1)	430,110
	Sprint Capital Corporation	8.375%,$500,000 par, due 03/15/2012		(1)	555,690
	Structured Asset Sec Corp	5.6%,$604,226 par, due 08/25/2046		(1)	604,038
	Structured Asset Sec Corp	5.7%,$718,916 par, due 09/25/2015		(1)	717,931
	Structured Asset Securities Co	6.849375%,$527,222 par, due 02/25/2035		(1)	518,454
	Suntrust Banks	7.75%,$901,000 par, due 05/01/2010		(1)	968,647
	Terwin Mortgage Trust	4.5%,$863,088 par, due 04/25/2008		(1)	854,448
	Thermo Electron Corporation	5%,$450,000 par, due 06/01/2015		(1)	423,149
	Union Finan Serv Student Loans	5.42%,$500,000 par, due 11/12/2032		(1)	500,000
	Union Pacific Corporation	7.25%,$750,000 par, due 11/01/2008		(1)	773,933
§	United States Treasury	1.875%,$3,500,000 par, due 07/15/2015		(1)	3,479,832
§	United States Treasury	2%,$2,290,000 par, due 07/15/2014		(1)	2,379,516
§	United States Treasury	3.75%,$3,125,000 par, due 05/15/2008		(1)	3,077,156
§	United States Treasury	4.625%,$1,250,000 par, due 11/15/2016		(1)	1,241,800
§	United States Treasury	5.125%,$2,500,000 par, due 06/30/2011		(1)	2,542,200
§	United States Treasury	7.25%,$5,425,000 par, due 05/15/2016		(1)	6,448,752
	Unitrin Incorporated	5.75%,$400,000 par, due 07/01/2007		(1)	400,300
	US Bank NA Minnesota	6.375%,$1,000,000 par, due 08/01/2011		(1)	1,043,890
	USAA Auto Owner Trust	4.17%,$2,000,000 par, due 02/15/2011		(1)	1,965,460
	USXL Funding LLC	5.379%,$1,223,191 par, due 03/15/2011		(1)	1,219,751
	Valspar Corporation	5.1%,$400,000 par, due 08/01/2015		(1)	378,428
	Wachovia Bank Commercial Mtg	5.223318%,$1,250,000 par, due 08/15/2010		(1)	1,248,725
	WAMU Mtg Pass-Through Certs	5.67%,$892,382 par, due 12/25/2044		(1)	895,782
	Washington Mutual Mortgage	5.58%,$490,901 par, due 06/25/2042		(1)	492,202
	Wells Fargo STIF Fund	6%,$6,939,163 par, due 99/99/9999		(1)	6,939,163
	Weyerhaeuser Company	5.95%,$800,000 par, due 11/01/2008		(1)	806,392
	WFS Financial Owner Trust	4.39%,$1,000,000 par, due 05/19/2013		(1)	988,310
	Whiteside & Lee Countys, IL	4.4%,$700,000 par, due 02/01/2012		(1)	673,190
	Wisconsin Hsg & Econ Dev Auth	5.81%,$1,000,000 par, due 03/01/2037		(1)	1,015,990
	WMALT Mtg Pass-Through Certs	5.787%,$989,177 par, due 08/25/2026		(1)	989,177
	WMALT Mtg Pass-Through Certs	5.797%,$686,184 par, due 12/25/2046		(1)	688,758
	WMALT Mtg Pass-Through Certs	5.81666%,$956,946 par, due 06/25/2046		(1)	956,946
					254,561,927
		Accrued income receivable			1,977,553
		Variation margin payable			339,572
		Deposits with brokers for futures transactions			293,650
		Payable for investment securities purchased			(487,016)
		Receivable for investment payments due			798,067
		Total securities			257,483,753
		Total underlying securities of security-backed contracts			1,046,348,157
		Total accrued income receivable			6,974,241
		Deposits with brokers for futures transactions			835,300
		Variation margin payable			971,975
		Payable for investment securities purchased			(9,555,570)
		Payable for investment securities sold			4,996,701
		Receivable for investment payments due			1,875,770
		Cash			5,859
		Wrapper fees payable			(226,850)
		Pending trades			(2,325,120)
		Total security-backed contracts			1,049,900,463
	Adjustment from fair value to contract value for fully benefit responsive investment contracts				12,891,092
	Total security-back contracts at contract value				1,062,791,555
	Collective Trust Fund:				
	Wells Fargo Stable Return Fund G at fair value		2,707,689	(1)	108,996,476
	Adjustment from fair value to contract value for fully benefit responsive investment contracts				1,547,617
	Stable Return Fund at contract value				110,544,093
	Total Stable Value Fund at contract value				1,293,825,765

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
* Wells Fargo Stock Fund				
Short-term investments	Money Market Fund	3,999,977	3,999,977	$ 3,999,977
Cash	Noninterest-bearing cash			28,674
Wells Fargo & Co. common stock	Common Stock Fund	60,107,786	1,494,017,097	2,137,432,870
				2,141,461,521
* Wells Fargo Share Award Account:				
Short-term investments	Money Market Fund	100,549	100,549	100,549
Wells Fargo & Co common stock	Common Stock Fund	1,396,852	38,088,373	49,672,057
				49,772,606
* Wells Fargo – ESOP	Common Stock Fund	71,188,258	1,762,368,493	2,531,454,454
* Wells Fargo – ESOP	Convertible Preferred Stock	453,179	485,058,042	523,195,290
Cash	Noninterest-bearing cash			33,063
* Wells Fargo – ESOP	Money Market Fund	2,728,709	2,728,709	2,728,709
				3,057,411,516
	Total investments			$ 12,096,014,613

* Represents a party-in-interest

(1) Cost information not required as investments are participant directed

§ Securities under lending agreement.

See accompanying report of independent registered public accounting firm.

KPMG

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 27, 2007

END